Filed Pursuant to Rule 433

Registration No. 333-164364

April 19, 2012

Pricing Term Sheet

Issuer:	The PNC Financial Services Group, Inc.

Security:	Depositary Shares, each representing a 1/4,000th interest in a share of The PNC Financial Services Group, Inc. Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series P

Expected Ratings:	Baa3 (Moody’s) / BBB (S&P) / BBB- (Fitch)

Size:	$1,500,000,000 (60,000,000 Depositary Shares)

Over-allotment Option:	$75,000,000 (3,000,000 Depositary Shares)

Liquidation Preference:	$100,000 per share of Preferred Stock (equivalent to $25.00 per Depositary Share)

Term:	Perpetual

Dividend Rate (Non-Cumulative):	From April 24, 2012 to, but excluding, May 1, 2022, 6.125% and from and including May 1, 2022, Three-Month LIBOR plus 406.75 basis points

Dividend Payment Dates:	Beginning August 1, 2012, each February 1, May 1, August 1 and November 1

Day Count:	From April 24, 2012, to, but excluding, May 1, 2022, 30/360 and from and including May 1, 2022, Actual/360

Trade Date:	April 19, 2012

Settlement Date:	April 24, 2012

Optional Redemption:

In whole or in part, from time to time, on any dividend payment date on or after May 1, 2022, or in whole but not in part, at any time within 90 days following a regulatory capital treatment event (subject to limitations described in the prospectus supplement dated

April 19, 2012).

Public Offering Price:	$25.00 per depositary share

Underwriting Commission:	1.358%

Net Proceeds to Issuer:	$1,479,625,000

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and PNC Capital Markets LLC

CUSIP/ISIN for the Depositary Shares:	693475857/US6934758573

The PNC Financial Services Group, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement dated today and other documents The PNC Financial Services Group, Inc. has filed with the SEC for more complete information about The PNC Financial Services Group, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, The PNC Financial Services Group, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus or the preliminary prospectus supplement if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Citigroup Global Markets Inc. toll-free at (877) 858-5407, J.P. Morgan Securities LLC at 1-212-834-4533 or PNC Capital Markets LLC at 412-768-8040.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.